Exhibit 99.56

TSX:	JE.UN-T

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy Reports First Quarter Results –

Record Gross and Net Customer Additions with

Contribution from Hudson Commercial Division

Margin and Distributable Cash reduced due to Record Warm Weather and Investments in Further Expansion

TORONTO, ONTARIO — August 12, 2010 —

Highlights for the three months ended June 30, 2010 included:

•	Gross customer additions through marketing of 261,000 and net additions of 116,000 both the highest in Just Energy history.

•	Acquisition effective May 1, 2010 of Hudson Energy Group, a leading energy marketer to the U.S. commercial sector with more than 660,000 customers.

•	Just Energy exited the quarter with over 3 million customers, up 70% from a year earlier.

•	Sales (seasonally adjusted) up 48% year over year reaching $640.0 million.

•	Gross margin (seasonally adjusted) of $88.9 million, up 19% but down 2% per unit, primarily attributable to reduced gas consumption due to record warm weather.

•

Significant investments in further expansion—preparation for entry into Massachusetts and two new utility territories in New York, the launch of Momentis network marketing in Ontario and New York, broadening of our newly acquired commercial broker network and the roll-out of National Home Services into Union Gas territory in Ontario.

•	Record warm weather reduced distributable cash after gross margin replacement and distributable cash by $21.0 million due to margin effects of lower gas consumption.

•	Distributable cash after gross margin replacement of $33.8 million, down 32% per unit.

•	Distributable cash after all marketing expenses of $24.4 million, down 44% per unit.

•	Adjusted EBITDA of $31.3 million, up from $30.2 million in fiscal 2010.

Just Energy First Quarter Fiscal 2011 Results

Just Energy Income Fund announced its results for the three months ended June 30, 2010.

Three months ended June 30, ($ millions except per unit and customers)	F2011	Per unit[2]	F2010	Per unit[2]
Sales [1]	$640.0		$432.6
Gross margin [1]	88.9	$0.65	74.8	$0.66
Distributable cash
- After margin replacement	33.8	$0.25	42.2	$0.37
- After all marketing expense	24.4	$0.18	36.1	$0.32
Adjusted EBITDA	31.3	$0.23	30.2	$0.27
Net income	$275.3	$2.01	$102.6	$0.91
Payout ratio	173%		97%
Long Term Customers	3,069,000		1,801,000

[1]	Seasonally adjusted (non-GAAP) measure.

[2]

The per unit amounts are calculated using an adjusted fully diluted basis for fiscal 2011 removing the impact of the JEEC and JEIF convertible debentures as they will be anti-dilutive by fiscal year end. The fiscal 2010 per unit amounts are calculated on a fully diluted basis.

Just Energy is an Income Fund and it reports in the attached Management’s Discussion and Analysis, a detailed calculation of distributable cash both before and after marketing expenditures to expand the gross margin from the Fund’s customer base. On May 1, 2010, Just Energy completed the acquisition of Hudson Energy, a U.S. based marketer to largely commercial customers in New York, Illinois, New Jersey and Texas. Hudson specializes in the aggregation of large commercial customers (hospitals, universities, school boards) through independent brokers. Neither Just Energy nor Hudson pursue industrial volumes due to concerns over credit concentration and load volatility.

The first quarter of fiscal 2011 displayed the first impacts of Just Energy’s efforts to diversify its marketing channels as well as the continued impact of its diversification into new product lines. The purchase of Hudson Energy during the quarter added not only an established commercial customer base but also a proven network of independent brokers to the commercial market.

Just Energy had previously only pursued the smaller commercial customers who could be approached door-to-door such as small retail outlets and had not utilized the independent broker network as a source of customers. This new and expanding broker network was a key driver of new customer additions in Q1.

Significant investments were made during the quarter to further expand Just Energy’s geographic footprint and product offerings.

Just Energy achieved record gross customer additions through marketing of 261,000, by far the most ever added in a quarter. This was up 169% from 97,000 a year earlier and 99% from 131,000 in Q4. In addition, Just Energy added 660,000 new customers from the acquisition of Hudson Energy in May. Higher gross customer additions led to record net customer additions through marketing of 116,000, up from 11,000 a year earlier and 13,000 in Q4.

The following table highlights the impact of marketing channel diversification in the first quarter compared to the prior two years.

Overall, the customer base topped 3 million for the first time at quarter end. The table below shows the source of this 70% growth from a year ago.

RCEs	Beginning April 1, 2010	Additions	Acquired Hudson	Attrition	Failed To Renew	Ending June 30, 2010	Ending June 30, 2009
Natural Gas

Canada	734,000	12,000	—	(21,000)	(16,000)	709,000	727,000
United States	408,000	108,000	81,000	(32,000)	(1,000)	564,000	238,000
Total gas	1,142,000	120,000	81,000	(53,000)	(17,000)	1,273,000	965,000

Electricity
Canada	760,000	26,000	—	(18,000)	(11,000)	757,000	574,000
United States	391,000	115,000	579,000	(33,000)	(13,000)	1,039,000	262,000

Total electricity.	1,151,000	141,000	579,000	(51,000)	(24,000)	1,796,000	836,000

Combined	2,293,000	261,000	660,000	(104,000)	(41,000)	3,069,000	1,801,000

Customer attrition was slightly above target at 11% and 13% for Canadian gas and electricity versus targets of 10%. U.S. attrition improved to 28% for gas versus a target of 30% and 14% for electricity versus a target of 20%. Improvements in U.S. attrition rates are further evidence of stabilization of the U.S. economy.

Customer renewals were 62% for Canadian gas, lower than the target of 70%. Low spot gas prices resulted in very high five year premiums to the Utility price during the quarter leading to “sticker shock” for customers on renewal. Management’s expectation is that higher commodity prices should bring renewals in line with targets and past experience. Electricity renewals were on target at 70% in Canada. U.S. renewals were 69% for gas (on a very low number of renewals) and 83% for electricity, both against 75% targets.

The 48% increase in sales was due to a 55% increase in average number of customers with normal revenue per customer in electricity but lower than normal gas revenue due to record warm weather conditions resulting in sharply lower gas consumption.

Seasonally Adjusted	Q1 2011	Q1 2010	% Increase (Decrease)	% Increase in average Customers
Natural gas margins	$25,851	$42,102	(39)%	24%
Electricity margins	$62,766	$32,667	92%	90%
Total margins	$88,617	$74,769	19%	55%

Gross margin was up 19% but down both on a per unit and a per customer basis. The increase reflects a higher number of customers and continued strong take-up of JustGreen offerings offset by the warm weather impact on gas consumption. Overall, electricity margins increased in line with the increase in average number of customers.

The table below shows realized margin per RCE for each product:

Realized Margin per RCE	Q1 2011	Q1 2010	Change
Canadian gas	$137	$195	(30)%
Canadian electricity	$142	$141	1%
U.S. gas	$82	$274	(70)%
U.S. electricity	$144	$176	(18)%

This table and the one that follows highlight the extent of the adverse impact of warm weather reflected in the lower gas consumption in the quarter. While consumption per customer was down more than 30%, the margin impact was greater because not only was margin lost on the related expected sales, but the excess gas resulting from lower consumption was sold at a loss due to very low spot prices. U.S. gas and electricity also saw a decrease in realized average margin as a large number of lower margin customers purchased with Hudson Energy in May were included. Because Hudson is only included for two months of the quarter, investors should look to future quarters for the true impact of Hudson on margins and results.

	Heating Degree	Heating Degree		Heating Degree
	Days–Q1 F2011	Days–Q1 F2010		Days–30 yr avg.
Toronto	672	971	(31)%	990	(32)%
New York	347	511	(32)%	547	(37)%
Chicago	475	701	(32)%	649	(27)%

JustGreen

Continued strong take-up of the JustGreen energy offering was an offset to otherwise weaker margins in the quarter. 49% of new customers took JustGreen for an average of 89% of their consumption. The result was a continuation of improvement in new residential customer margins to $246 per customer per year up 37% from $179 for Q1 a year earlier and up from $208 per new customer for all of fiscal 2010. Currently, JustGreen customers make up 6% of the electricity portfolio and 3% of the gas portfolio.

Hudson Energy Commercial Customer Aggregation

Commercial customers aggregated largely through a broker network, a market segment not previously pursued by Just Energy, made up 174,000 of the 261,000 customer additions for the quarter. While these customers generate lower margin per RCE ($67/year for Q1 additions), their cost acquisition is also commensurately lower and, combined with lower attrition and lower ongoing servicing cost, the lifetime net value of an RCE is very similar to that of a Just Energy residential customer.

During the quarter, investments were made to expand this successful broker network into five provinces and seven states in which Hudson had not previously operated. In Ontario, more than 40 brokers have already enrolled in the network.

Energy Marketing Embedded Gross Margin

A measure of the increase in value of the Just Energy gas and electricity customer base is the future gross margin inherent in the matched contracts. Continued growth of this measure as margin is realized quarter after quarter is evidence of the success of marketing efforts.

Management’s estimate of the future embedded gross margin is as follows:

	June 30, 2010	June 30, 2009	Increase
Canada (Cdn$)	$757.5 million	$675.8 million	12%
United States (US$)	698.5 million	284.7 million	145%
Total (Cdn$)	$1,501.1 million	$1,003.2 million	50%

National Home Services

NHS provides Ontario residential customers long-term water heater rental programs offering conventional tanks, power vented tanks and tankless water heaters in a variety of sizes, in addition to the recently added offering of furnaces and air conditioners. NHS continues to ramp up its operations and, as at June 30, 2010, had a cumulative installed base of 87,400 energy efficient and environmentally responsible water heaters, 500 furnaces and 100 air conditioners in Ontario residences. NHS earns revenue from its installed base.

As NHS is a high growth, relatively capital intensive business, Just Energy management believes that, in order to maintain stability of distributions, separate non-recourse financing of this capital is appropriate. Accordingly, it entered into a long term financing agreement with Home Trust Capital for the funding of the water heaters. The initial funding received up to June 30, 2010 was $70.9 million.

Management’s strategy for NHS is to self-fund the business through its growth phase, building value within the customer base. This way, neither NHS will require cash from Just Energy’s core operations nor is Just Energy relying on NHS cash flow to fund distributions. General and administrative cost investments were made during the quarter to expand into the Union Gas territory of Ontario, giving NHS reach into the entire province. Management believes that considerable value has already been built inside NHS despite the absence of current cash flow. Longer term, NHS is expected to be a significant and growing revenue and profit source for Just Energy.

Ethanol Production

The ethanol division has separate non-recourse financing in place such that capital requirements and operating losses will not impact Just Energy’s core business ability to pay distributions. Terra Grain Fuels’ plant has recently reached levels of production approaching the “name plate” capacity of the facility. Maintenance of that level of production and continued sustainment of improvedethanol prices should lead to positive cash flow from operations from this division in the future.

Distributable Cash

Distributable cash was lower on both a gross and per unit basis in Q1 F2011 versus the comparable quarter in F2010. The major factor in this decline was the loss of natural gas margin due to record warm weather in the quarter.

There were a number of other factors which contributed to lower distributable cash:

Distributable cash	$22.3 million	Was $36.1 million in Q1 F2010

TGF (not in place in F2010)	(3.6) million	Operation is non-recourse and must fund its own operations and debt service

NHS (not in place in F2010)	(2.2) million	While still in start-up phase, management believes that substantial long term value has been created within contracts

Weather Impact on Gas Margins	(21.0) million	As described above

US$ decline against Cdn$	(2.3) million	Reduced reported margin net of savings on US$ denominated costs

($ 29.1) million

General and administrative costs were $29.3 million for the quarter up from $15.6 million a year earlier. Major contributors to this rise were the acquisitions of Universal and Hudson with their general and administrative overhead. As well, the ramp up of NHS and the full operation of Terra Grain Fuels resulted in $5.2 million in new costs. The Energy Marketing portion of the quarterly general and administrative costs was flat versus fiscal 2010 at $8.70 per customer. This included investments necessary for the expansion into Massachusetts, two new utility territories in New York and the launch of Momentis.

Bad debt expense was up commensurate with the growth in revenue in those markets where Just Energy bears credit risk. Overall, the expense was 2.8% of revenue, within the target range of 2.0% to 3.0% and equal to that noted in Q4 of fiscal 2010. This was much improved from the 3.5% level seen in the first half of fiscal 2010 and reflects stabilized economic conditions in those markets.

Marketing costs were up reflecting much higher customer additions and significantly lower per customer aggregation costs due to the large number of lower cost commercial additions. The marketing success of the commercial division resulted in record gross customer additions of 261,000 up from 97,000 in Q1 of fiscal 2010. This meant that the fixed portion of the quarterly marketing costs was spread across far more additions. Including an estimate for the lifetime commission cost for commercial customers, the average aggregation cost per customer was $140 down 21% from the $178 average in fiscal 2010.

Adjusted EBITDA was up slightly at $31.3 from $30.2 million a year prior. Adjusted EBITDA is up while distributable cash is down largely because of heavy marketing expenditure to increase future margins and the elimination of higher taxes year over year in the EBITDA measure.

Distributions were $0.31 per unit equal to those of the prior year. Payout ratio was high at 173% in what is seasonally the slowest quarter worsened by the impact of warm weather on gas consumption. In past years, the payout ratio on normal distributions has been below 100% and management’s expectation is that it will again be below 100% in fiscal 2011.

In regards to the first quarter, CEO Ken Hartwick noted: “Management at Just Energy has been focused on the diversification of both its marketing channels and its product offerings. Our efforts at geographic diversification over the past five years have been a success with our very profitable U.S. business now larger than our longstanding Canadian customer base. We have continued to diversify and the impact of our expanded product offering to large commercial customers through the new channel of independent brokers, has resulted in record customer additions for the quarter.”

“The quarter also saw significant investments to further expand our business in the future. We prepared ourselves to enter Massachusetts and two new utility territories in New York. We have further diversified our marketing through the launch of our new Momentis network marketing arm as well as continued product diversifications like NHS and JustGreen. These will all be positive contributors to our results in future quarters.”

“One thing we cannot do is control the weather. The worst scenario for our financial performance is a very warm winter and the first quarter was the end of the warmest winter on record in our markets. As demonstrated in our results, Just Energy continues to be profitable. With record customer additions at higher margins per customer led by the sale of JustGreen commodity, our future profitability looks very solid. As warm as the winter was, early results indicate that very strong summer electricity loads will offset some of the adverse margin effects in the first quarter. In the future, increasing our commercial volumes (which are less weather sensitive with lower attrition) and new products like NHS will reduce our relative exposure to weather.”

Mr. Hartwick added: “The acquisition of Hudson Energy is a key step for our company. The 660,000 customers are largely commercial and, while lower margin than Just Energy residential customers, they have a lifetime return which is very similar per RCE due to lower customer maintenance cost and lower attrition. The broker network which generates these customers is growing and we are currently adding brokers across Canada and in several new states. While the second quarter will see lower aggregation on the commercial side, since key customer decision makers are unavailable in the summer months, we are optimistic that the record customer additions similar to that achieved in our first quarter can be replicated in the future.”

Chair Rebecca MacDonald added: “We are pleased with these results as we head toward the conversion of Just Energy from a trust to a corporation. The resurgence of our growth led by the building and acquisition of a new commercial customer pipeline is a key step for Just Energy. This will allow us to grow even more quickly as new jurisdictions open to us. With the warm winter behind us, we look forward to more normal weather and the type of growth and profitability Just Energy is known for.”

“Our growth in the past nine years from 217,000 customers to over 3 million has been both challenging and exciting. Our growth in coming years to 5 million and beyond should be equally so. Your management team is the strongest it has ever been and we are well prepared for this bright future.”

The Fund

Just Energy’s business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price and price-protected contracts. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Just Energy, which commenced business in 1997, derives its margin or gross profit from the difference between the fixed price at which it is able to sell the commodities to its customers and the fixed price at which it purchases the associated volumes from its suppliers.

The Fund also offers “green” products through its JustGreen program. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which will allow the customer to reduce or eliminate the carbon footprint for their home or business. Management believes that these products will not only add to profits, but also increase sales receptivity and improve renewal rates.

In addition, through National Home Services, the Fund sells and rents high efficiency and tankless water heaters. NHS began offering the rental of air conditioners and furnaces to Ontario residents in the fourth quarter of fiscal 2010. Through its subsidiary Terra Grain Fuels, the Fund produces and sells wheat-based ethanol.

Non GAAP Measures

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization adjusted to exclude the impact of mark-to-market gains (losses) arising from Canadian GAAP requirements for derivative financial instruments on our future supply positions. Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. In accordance with GAAP, the customer margins are not marked-to-market but there is a requirement to mark-to-market the future supply contracts. This creates unrealized gains (losses) depending upon current supply pricing volatility. Management believes that these short-term mark-to-market non-cash gains (losses) do not impact the long-term financial performance of the Fund. In addition, the Adjusted EBITDA calculation only deducts marketing costs sufficient to maintain existing levels of gross margin and maintenance capital expenditures necessary to sustain existing operations. This highlights the marketing and capital expenditures Just Energy makes to add to its productive capacity in the future.

Management believes the best basis for analyzing both the Fund’s results and the amount available for distribution is to focus on amounts actually received (“seasonally adjusted”) because this figure provides the margin earned on all deliveries to the utilities. Seasonally adjusted sales and gross margin are not defined performance measures under Canadian GAAP. Seasonally adjusted analysis applies solely to the gas markets and specifically to Ontario, Quebec, Manitoba and Michigan.

Forward-Looking Statements

The Fund’s press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect the Fund’s operations, financial results or distribution levels are included in the Fund’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or through the Fund’s website at www.justenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald

Executive Chair

Phone: (416) 367-2872

or

Mr. Ken Hartwick, C.A.

Chief Executive Officer & President

Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.

Chief Financial Officer

Phone: (905) 795-4206